SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of May 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   | |     Form 40-F   |X|




      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   | |   No   |X|


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated May 7, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

            PRESS RELEASE                              FOR IMMEDIATE PUBLICATION



                 League Data signs Memorandum of Understanding for a 10-year outsourcing services agreement with CGI worth
                                       CDN$80 million
                   o CGI extends credit union activity in Atlantic Canada


            Halifax, Nova Scotia, May 7, 2002 - Halifax-based, credit union leader, League Data and CGI Group Inc. (TSX: GIB.A; NYSE: GIB) (CGI) today announced the signing of a Memorandum of Understanding for a 10-year outsourcing services agreement valued at CDN$80 million subject to League Data shareholder approval due by the end of June. CGI will manage League Data's current banking environment as well as build a new browser-based front-end solution. To do so, CGI will acquire intellectual property for the solution from League Data. Together, the firms will bring to the Atlantic credit unions emerging technologies and solutions such as loan origination, customer relationship management and Internet banking.

            As part of the Agreement, 50 League Data employees located in Halifax will join CGI's operations in Atlantic Canada, as part of the CGI North American business unit serving credit unions. CGI provides services to over 2,300 credit unions making it one of the largest providers of consulting, integration and operational services to the industry across North America.

            "Our goal is to find the best IT service delivery channel for our 320,000 end users while at the same time reduce our IT delivery costs. To do that, we have to provide quality solutions in a faster timeframe. We sought a strategic IT partner, who had the industry knowledge, focus and ability to build the infrastructure for our banking solution. That is how CGI came into the picture," said Steve Mills, senior vice-president & chief operating officer of League Data.

            Michael Roach,  president and chief operating officer, of CGI added:
            "We are very proud to be chosen by League Data as their strategic IT partner. This partnership further strengthens our leadership position in the credit union vertical while renewing our commitment to Atlantic Canada. Also, we are pleased to welcome our 50 new members to our Atlantic operations where we employ 130 professionals."

            About League Data
            League Data was incorporated in 1975 and currently provides information technology services to 70 credit unions at 145 locations throughout Atlantic Canada on the system represented by 320,000 members with over one million deposits and loan accounts. In addition to League Data's multifaceted financial banking system, it offers a broad spectrum of services and applications such as telephone banking, a loan origination package, adhoc reporting system and automated teller machines.

            About CGI
            Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of 13,700 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$10.7 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

            Forward-Looking Statements
            All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

            These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                            -30-

            For more information:

            League Data:
            Steve Mills
            Senior vice-president & chief operating officer
            (902) 454-3113

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                                             3

            CGI:
            Investor relations
            Julie Creed
            Vice-president, investor relations
            (312) 201-4803

            Ronald White
            Director, investor relations
            (514) 841-3230

            Media relations
            Eileen Murphy
            Director, media relations
            (514) 841-3430

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CGI GROUP INC.
                                             (Registrant)


Date: May 7, 2002                         By /s/ Paule Dore
                                              Name:  Paule Dore
                                              Title: Executive Vice President
                                                     and Chief Corporate Officer
                                                     and Secretary